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November 10, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Mellissa Campbell Duru
Special Counsel
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cardica, Inc.
Amendment No. 1 to Preliminary Proxy Statement
filed on Schedule 14A filed by Broadfin, et al.
Filed on November 4, 2014 (the “Proxy Statement”)
File No. 000-51772

Dear Ms. Duru:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated November 7, 2014 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with our client, Broadfin Capital, LLC and the other participants in its solicitation (collectively, “Broadfin”), and provide the following responses on Broadfin’s behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.  Terms that are not otherwise defined have the meanings ascribed to them in the Proxy Statement.

Background to the Solicitation, page 4

1.
We partially reissue comment 2 of our prior letter. Examples of confusing or excessively detailed disclosure include the accounts of Broadfin’s perceptions of statements made by members of Cardica’s management, communications regarding Mr. Bauer’s purported “resignation” and disclosure regarding the various settlement terms proposed and counter-proposed, which did not materialize. Please consider removing such disclosure or more succinctly summarizing the disclosure if the participants continue to believe the information is material, accurately presented and necessary for shareholders to consider.

Broadfin acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See pages [4-8] of the Proxy Statement.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

November 10, 2014

2.
We note your response to prior comment 7 and partially reissue the comment. Please revise your disclosure to clarify each nominee’s respective record with international product launches and/or execution of strategies to obtain regulatory approval.  In this regard, the information you provided in 7(e) of your response letter does not support generalized statements that all your nominees have the same extensive experience.

Broadfin acknowledges the Staff’s comment and has revised the Proxy Statement accordingly. See pages [13 and 14-15] of the Proxy Statement.

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Steve Wolosky

Steve Wolosky

cc:	Kevin Kotler, Broadfin Capital, LLC
Aneliya S. Crawford, Olshan Frome Wolosky LLP